SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT


|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [for the fiscal year ended December 31, 2003; or

| | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                           RELIV' INTERNATIONAL, INC.
                                   401(k) PLAN
                              (Full Title of Plan)

                           RELIV' INTERNATIONAL, INC.
          (Name of Issuer of the Securities held Pursuant to the Plan)

                           Commission File No. 1-11768
                Delaware                                 37-1172197
      (State or other jurisdiction of                 (I.R.S. Employer
      incorporation or organization)               Identification Number)

       136 Chesterfield Industrial Boulevard, Chesterfield, Missouri 63005
               (Address of principal executive offices) (Zip Code)

                                 (636) 537-9715
              (Registrant's telephone number, including area code)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 28, 2004              RELIV' INTERNATIONAL, INC. 401(k) PLAN

                                  By:/s/ Stephen M. Merrick
                                     -----------------------------------------
                                     Stephen M. Merrick, Senior Vice President
                                     of Reliv' International, Inc., Trustee

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Reliv International, Inc. 401(k) Plan
Years Ended December 31, 2003 and 2002

                            Reliv International, Inc.
                                   401(k) Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 2003 and 2002

                                    Contents

Report of Independent Registered Public Accounting Firm.....................1

Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statements of Changes in Net Assets Available for Benefits..................3
Notes to Financial Statements...............................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..............9

             Report of Independent Registered Public Accounting Firm

The Plan Administrator
Reliv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Reliv International, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                              /s/ Ernst & Young LLP

June 4, 2004
St. Louis, Missouri

                            Reliv International, Inc.
                                   401(k) Plan

                 Statements of Net Assets Available for Benefits

                                               December 31
                                          2003            2002
                                       -----------    -----------
Assets
Cash                                   $       447    $     3,661
Investments, at fair value:
   Mutual funds                          2,416,768      1,262,047
   Reliv International, Inc. stock       3,552,974      2,793,880
   Life insurance policy                     5,676         13,184
   Participant notes receivable            155,183         52,293
                                       -----------    -----------
Total investments                        6,130,601      4,121,404

Receivables:
   Participants' contributions                 895         30,158
   Employer's contributions                    671         22,618
   Receivable for securities sold               --          4,991
   Due from IRS                                 --          2,010
                                       -----------    -----------
Total receivables                            1,566         59,777
                                       -----------    -----------
Total assets                             6,132,614      4,184,842

Liabilities
Due to Company                                  --          1,600
                                       -----------    -----------
Net assets available for benefits      $ 6,132,614    $ 4,183,242
                                       ===========    ===========

See accompanying notes.

                            Reliv International, Inc.
                                   401(k) Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                         Year Ended December 31
                                                                          2003             2002
                                                                      -----------      -----------
Additions
Investment income (loss):
   Net realized and unrealized appreciation in fair value of
     investments                                                       $1,336,015       $1,551,945
   Interest and dividends                                                  36,947           20,182
   Changes in the cash surrender value of life insurance                   (7,508)         (15,111)
                                                                      -----------      -----------
                                                                        1,365,454        1,557,016

Contributions:
   Employer                                                               288,380          258,715
   Participants                                                           387,098          344,950
                                                                      -----------      -----------
                                                                          675,478          603,665
                                                                      -----------      -----------

Total additions                                                         2,040,932        2,160,681

Deductions
Benefits paid to participants                                              75,609           62,741
Administrative expenses                                                    15,951              430
                                                                      -----------      -----------
Total deductions                                                           91,560           63,171
                                                                      -----------      -----------

Net increase in net assets available for benefits                       1,949,372        2,097,510
Net assets available for benefits:
   Beginning of year                                                    4,183,242        2,085,732
                                                                      -----------      -----------
   End of year                                                        $ 6,132,614      $ 4,183,242
                                                                      ===========      ===========

See accompanying notes.

                            Reliv International, Inc.
                                   401(k) Plan

                          Notes to Financial Statements

                                December 31, 2003

1. Description of the Plan

The following description of the Reliv International, Inc. 401(k) Plan (the
Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. The Plan was amended and restated on January 1, 2003.

General

The Plan is a defined contribution plan covering all employees of Reliv International, Inc. (the Company) who have one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 1, 2002, the Plan changed recordkeepers from Master Benefit Group to Retirement Plan Services and changed investment options from a variable group annuity contract offered by The Equitable Life Assurance Society of the United States to various mutual funds.

Contributions

Each year, participants may contribute from 1% to 15% of eligible compensation as defined in the Plan. The Plan provides for discretionary matching contributions. During the years ended December 31, 2003 and 2002, the Company contributed on behalf of each participant an amount equal to 75% of the first 15% of the participant's compensation actually deferred. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limitations.

Upon enrollment, a participant may direct employee contributions and any allocated Company contributions to any of the Plan's investment options, which include Company stock and various mutual funds.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contributions plus actual earnings thereon is based on years of continuous service, as defined. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service. Forfeitures arising from non-vested accounts at the time of termination are used to reduce subsequent Company contributions to the Plan.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and is charged with an allocation of administrative expenses if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. The shares of the Company's stock are valued at the closing price as quoted on the NASDAQ for the last business day of the year. Shares in mutual funds are valued at the closing price for the last business day of the year. Shares in variable annuities are valued at their accumulated unit values for the last day of the year. Life insurance policies are recorded at their cash surrender values.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Participant loans are valued at cost, which approximates fair market value. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Forfeitures

Forfeitures of non-vested participant accounts are used to reduce future employer contributions. Forfeited amounts available for future use were $11,516 and $5,651 at December 31, 2003 and 2002, respectively. Forfeitures used to offset employer contributions amounted to $0 and $6,875 during the years ended December 31, 2003 and 2002, respectively.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for participant loan and recordkeeping fees which are charged to the applicable participants.

3. Investments

All investments are participant-directed.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits at December 31, 2003 and 2002, are summarized as follows:

                                                          December 31
                                                     2003              2002
                                                  ----------       ----------
   Investments in company stock:
     Reliv International, Inc.                    $3,552,974       $2,793,880
   Mutual funds:
     Dreyfus S&P 500 Index Fund                  Less than 5%         313,736
     EuroPacific Growth Fund - Class A               332,467          224,448
     Federated Capital Preservation Fund             358,523          276,354
     The Growth Fund of America - Class A            320,099      Less than 5%

During the years ended December 31, 2003 and 2002, the Plan's investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:

                                                        Net Appreciation
                                                       (Depreciation) in
                                                           Fair Value
                                                      2003            2002
                                                   ----------      ----------
   Variable annuities                             $        --     $  (524,972)
   Mutual funds                                       375,026          56,617
   Reliv International, Inc. common stock             960,989       2,020,300
                                                   ----------      ----------
                                                  $ 1,336,015     $ 1,551,945
                                                   ==========      ==========

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)

5. Income Tax Status

The plan sponsor has not received a determination letter on its adoption of the nonstandardized prototype plan. In accordance with Revenue Procedure 2002-6, the plan sponsor has chosen to rely on the current opinion letter that has been issued to the prototype. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code (Code) to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

6. Receivable From the IRS and Payable to the Company

As of December 31, 2002, the Plan had a receivable from the Internal Revenue Service (IRS) of $2,010, which represented an amount incorrectly remitted to the IRS for taxes related to a rollover distribution in September 2002. The rollover was distributed at the correct amount; however, the tax payment was made in advance of the distribution. In addition, as of December 31, 2002, the Plan had a payable to the Company of $1,600, which represented the portion of taxes relating to the above distribution paid by the Company on behalf of the Plan. The Plan owed the Company for this payment made on its behalf. Both amounts were subsequently settled during 2003.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                              Supplemental Schedule

                            Reliv International, Inc.
                                   401(k) Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                          EIN 37-1172197, Plan No. 001

                                December 31, 2003

       Identify of Issuer                      Description of Investment                    Current Value
       ------------------                      -------------------------                    -------------
PIMCO Total Return, Admin Class             26,307.714 shares, mutual fund                  $   281,756
Davis New York Venture Class A              7,693.041 shares, mutual fund                       211,712
Dreyfus S&P 500 Index Fund                  9,329.521 shares, mutual fund                       302,556
The Growth Fund of America - Class A        13,043.987 shares, mutual fund                      320,099
Turner Midcap Growth Fund                   7,052.515 shares, mutual fund                       155,155
Royce Low-Priced Stock Fund                 8,713.926 shares, mutual fund                       121,821
Columbia Acorn Fund - A                     4,260.843 shares, mutual fund                        94,591
EuroPacific Growth Fund - Class A           11,005.196 shares, mutual fund                      332,467
Delaware REIT Fund A Class                  7,613.254 shares, mutual fund                       137,724
Federated Capital Preservation Fund         35,852 shares, mutual fund                          358,523
Janus Mid Cap Value Fund                    4,852.223 shares, mutual fund                       100,364
Reliv International, Inc.*                  693,918 shares of Company stock                   3,552,974
Equitable Life Insurance Policy*            Cash surrender value of life insurance                5,676
                                            Participant loans, interest rates of 5.00%
Various participants*                         to 10.5%, maturing between 2004 and 2018          155,183
                                                                                            -----------

                                                                                            $ 6,130,601
                                                                                            ===========

*Represents a party-in-interest.